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                   [CANWEST GLOBAL COMMUINICATIONS CORP. LOGO]

                                  NEWS RELEASE

For immediate release
February 16, 2006

                  CANWEST EXPANDS RADIO PRESENCE IN NEW ZEALAND


WINNIPEG -- CanWest Global Communications Corp. announced today that its 70% owned New Zealand media operation, CanWest MediaWorks (NZ) Limited, has agreed to purchase Q92FM serving the fast-growing areas of Queenstown, the Wakatipu Basin and Central Otaga. The transaction is expected to close on or about March 1, 2006 following receipt of certain regulatory approvals.

Tom Strike, President of CanWest MediaWorks International, said "This further demonstrates the Company's continued commitment to pursue accretive acquisitions while extending our brands into strategic markets. Q92FM will be combined into the existing radio operations of CanWest MediaWorks."

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, the United Kingdom and Ireland.

For more information:
Geoffrey Elliot
Vice President, Corporate Affairs
CanWest Global Communications Corp.
Tel:  +1 204 956-2025
Fax: +1 204 947-9841
gelliot@canwest.com